Exhibit 20

TAYLOR DEVICES, INC.
ANNUAL REPORT 2006

President's Letter

Dear Shareholder,

Fiscal year 2006 was a good year for Taylor Devices.  Sales increased to $14,750,699, a 31% increase from the $11,215,592 recorded in 2005 and the second highest sales volume in our corporate history.  Operating income was $917,563 compared to $475,602 in 2005.  Net profit after taxes was $485,793, more than double the 2005 profit of $202,107.

All of the Company's traditional market sectors showed improved results:

  Asian construction market orders for seismic dampers reflected an improving economy in Japan.

  U.S. construction market orders for seismic dampers improved dramatically from the past three years.

  Long-term orders for defense products remained strong.

  New aerospace/defense research and development orders increased.

  The return to flight of the Space Shuttle and continued successful Atlas V-EELV launches resulted in steady orders for our products used in the space exploration field.

At year's end, our backlog of orders was a strong $12.4 million compared with $7.4 million in 2005.  Product mix between commercial and aerospace/defense products is comparable to previous years.  Significant orders have been received for two of our new product lines.  These are Taylor's Modular Tuned Mass Dampers for controlling wind motion in structures, and Machined Mechanical Spring Elements, developed previously as a Government funded research project.  Both of these products are utilized in a diverse range of applications spanning multiple market sectors.

To facilitate manufacturing of these new products, the Company has recently purchased some machinery dedicated to reducing fabrication time from present values.  This machinery began operating towards the end of the fiscal year and immediately demonstrated significant cost decreases.  This should help in transitioning these two new product lines into more substantial production volume.

Featured projects in this Annual Report include:

  France's stunning Pont de Vatine Pedestrian Bridge, using Taylor Dampers to control vibrations caused by pedestrians on the bridge.  This bridge continues the success the Company achieved in the retrofit of London's "Wobbly Bridge" across the Thames in 2002.

  Beijing China's tallest building, Silvertie Central Tower 2, using Taylor Dampers to control both seismic and wind motions.

  A work in progress, the NEESWood Townhouse Experiment, evaluating the improvements possible in wood structures by the addition of Taylor Dampers.

Based upon our present order backlog, we expect 2007 to be another good year, barring any unexpected changes in the present U.S. and Asian economies.

Sincerely,
TAYLOR DEVICES, INC.

/s/Douglas P. Taylor
Douglas P. Taylor
President

Status Report From The Vice President

This has been a busy year at Taylor devices.  Shipments have been up significantly with a noticeable increase in productivity.  The backlog has remained strong.  New products lines are being developed and existing products lines are maturing.  New equipment has been brought on line as well as new equipment being developed.  New employees have been added to the workforce.

The shipments and productivity have been addressed in the financial reports.  These items are reviewed in the financial statement located in this report.

New product lines are being developed and in the past year a component level item has sparked quite a bit of interest by our customers.  The Company developed a new process to produce this type of part.  This has allowed us to very competitive in a manufacturing resulting in a contract for products used on a new aircraft entering production.

The Company has made investments in production equipment that allows us to produce new products and be very competitive.  In addition, we have developed a machine that will allow us to automate a process that is integral to the production of all our smaller units.  These first of these machines will be brought on line in the second quarter of fiscal year 2007 with the balance brought in and added to production by the fourth quarter.  These machines promise an increase in productivity and quality that will improve our competitive position in the small shock market.

The Company is also investing in standard equipment improvements and upgrades.  New machines have been installed that have expanded our capabilities not only in size but process and procedures.  The latest piece of equipment gives the Company the capability to mill in four axis.  The company is constantly evaluating new technologies and how they can be applied to the manufacturing procedures at Taylor Devices.

The Company is expanding and as such has resulted in the formation of new positions.  This has resulted in an increase of fourteen percent in the workforce with several positions as yet unfilled.  We are continuing our search for people to fill these positions and expect to fill these by the end of the calendar year.

The growth in the Company has resulted in many improvements and we expect the upcoming year to show positive results in manufacturing and productivity.

Status Report From The Chief Financial Officer

Fiscal 2006 was a year of profitable growth at Taylor Devices, Inc.  Significant increases in sales and profits resulted from the combination of improved construction markets in North America and Asia along with improved product designs and refined manufacturing processes.  Sales in Asia increased almost fourfold over the prior year.  Gross profit for the Company increased by 23% over last year while operating income nearly doubled.  Earnings of almost half a million dollars (16 cents per share) more than doubled last year's earnings of just over $200,000 (7 cents per share).

A healthy backlog of $12.4 million at the end of the year will give us a strong start for fiscal 2007.  This backlog, with a $5 million increase over last year-end's backlog, includes revenue from long-term construction contracts totaling more than 60% of the total revenue from such contracts in all of fiscal 2006.  Our total backlog at year-end is more than 80% of fiscal 2006 sales.  We are optimistic that our profitable growth will continue through fiscal 2007.

In order to meet the needs of our customers throughout the world and surpass the products of our global competitors, we continue to invest in new machinery, develop new designs and establish partnerships with new suppliers across the globe that will allow us to manufacture superior products more economically.

Ever-changing regulatory requirements following the passage of the Sarbanes-Oxley Act are beginning to become more defined for small business filers with the SEC.  Continually improved controls and disclosures help to ensure that accurate, reliable financial and business information is provided to investors and other users of this annual report and our interim reports.  We will continue to work with our advisors to keep abreast of changes in the regulations and to remain in compliance with them.

Aerospace/Defense Products Report

Overall financial results for defense related products and services were excellent for FY06. Shipments/sales surpassed last year by a comfortable margin and profit margins were also improved.  This can be largely attributed to the transition from low rate and prototype stages of product development to larger quantity production rates.  Growing familiarity of the product by outside vendors and our own employees has also contributed to a marked increase in efficiency.

We are authorized to commence full rate production to support two applications on the M777 Light Howitzer Program.  Full funding is in place through calendar year 2007 for approximately 600 Howitzers.  Production should continue through 2010-2015, as new funding is made available to satisfy U.S.M.C. and U.S. Army requirements.  The M777 has been issued to artillery units in Afghanistan and has performed admirably.

The MK27F Striker AGL (Advanced Grenade Launcher) is now in its second year of production and has seen considerable action with Special Operation Forces in the war zones.   Initial reports regarding effectiveness and maintainability have been excellent.

New orders have been received for the MK 21 VLS Canister Shock Absorbers which are the containers for the SM3 SAM (Surface to Air Missile).  Latest variants of the missile are capable of providing ships with a ballistic missile defense system against ICBMs launched by rogue nations.

New business was received for arresting gear components to be used on the X-47C Unmanned Combat Aircraft System.  This aircraft will be a technology demonstrator for the U.S. Navy and could be the progenitor of a family of future combat aircraft not requiring an onboard aircrew.  Hardware will be delivered during FY07.  We have also been involved in a similar application for the F35-JSF (Joint Strike Fighter) which is planned to be the largest combat aircraft program in history.

Shock and vibration products for shipboard navigation systems are still in demand and our backlog for FY07 is already at a very encouraging level.  There are many combat ship programs throughout the world that will require protection for the navigators from weapons grade shock.

The short and long-term future for Taylor Devices remains strong and most encouraging.  We are fortunate to compete in a segment of the defense market that is ideal for our talents and experience.   Our capture rate is favorable and proves that we are highly regarded as a "can do" organization with a determination to successfully overcome the most challenging applications.

Industrial Products Report

Over the past year, sales of our fluid dampers for structural protection from the effects of earthquakes and wind have improved dramatically. Many of the projects that we had been involved with, on a planning basis, became orders as funding became available. As our economy tries to decide if it wants to improve, decline or remain the same, we continue to book new work both domestically and from abroad. Coupled with improved sales of our crane buffers, industrial products sales for FY06 have returned to near record levels.

Some of the more significant building projects acquired during FY06 include the Shin Yokohama Train Station for the Japanese Bullet Train, the Meier & Frank Building in Portland, Oregon, home to both a Starwood Hotel and Macy's Department Store, the Naval Hospital in Bremerton, Washington, the Guangzhou Sports Stadium in China, the Jorge Chavez International Airport in Lima, Peru and the main library at the Pomona campus of the California State Polytechnic University. Several other smaller building orders were also received over the last year.

While production of the dampers for the Sutong bridge (the largest cable stayed bridge in the World) continues, we have received an order from China for dampers for the Jiangyin bridge, the second longest suspension bridge in the world. Other bridge orders for export include the Junction bridge in Taiwan, the Hammersley Wharf in Australia, and two bridges in South Korea. Domestically, orders were received for the Roslyn viaduct in New York and the SR62 bridge over the Wabash River in Indiana. Cable dampers are currently being manufactured for the Waldo cable-stayed bridge in Maine and energy absorption buffers were built for the Route 33 bridge over the Pamunkey River in Virginia.

 Another area where gains have been realized is our isolation systems used to suppress vibrations in floors of structures. Structures with minimal columns (to improve lines of sight) or cantilevered balconies, such as convention centers, sports stadiums and theaters are commonly susceptible to uncomfortable vibrations caused by human activity or machinery in the structure. Often, these structures do not have a suitable location for attachment of a direct acting fluid damper. Therefore, a special damping system known as a Tuned Mass Damper (TMD) can be applied. Taylor Devices has recently been awarded a contract to evaluate and supply TMDs for a church in San Diego, California. The TMDs, similar to those supplied for the three pedestrian bridges in Las Vegas last year, consist of very large block of steel supported by springs and fluid dampers. Once the structure is near completion, the troublesome vibrations will be measured in the structure and the TMDs will be adjusted (tuned) to cancel out the vibrations. Although TMDs are not as effective as our conventional direct acting vibration dampers, there is a clear need for this product line that continues to develop, with other similar projects in various stages of planning.

Prospective new and retrofit construction projects in development throughout the World provide a strong base for our FY07 expectations.  Our ability to suit the customer's needs with special products and adapt to the requirements of the market continues to be our strength.

Corporate Data

OFFICERS AND DIRECTORS
Douglas P. Taylor, President and Director
Richard G. Hill, Vice President and Director
Reginald B. Newman II, Secretary and Director
Donald B. Hofmar, Director
Randall L. Clark, Director
Mark V. McDonough, Chief Financial Officer

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Lumsden & McCormick, LLP
403 Main Street
Suite 430
Buffalo, NY 14203

GENERAL COUNSEL
Hiscock and Barclay, LLP
1100 M&T Center
3 Fountain Plaza
Buffalo, NY 14203-1486

MANAGERS
Guy Fortunate, Purchasing Manager
Alan Klembczyk, Chief Engineer
John Metzger, Special Projects Manager
James Dragonette, Quality Assurance Manager
Greg Hanson, Machine Shop Supervisor
Lorrie Battaglia, Human Resource Manager

TRANSFER AGENT AND REGISTRAR
Kathleen Nicosia
Taylor Devices, Inc.
90 Taylor Drive
P.O. Box 748
North Tonawanda, NY 14120-0748
716-694-0800

  A copy of the financial report on form 10-KSB can be obtained free of charge by written request to the attention of Kathleen Nicosia, IR, at the Company's address indicated above. Exhibits to the reports on 10-KSB can be obtained for a postage and handling fee.

Market Information

The Company's Common Stock trades on the Small Cap Market tier of the National Association of Securities Dealers Automated Quotation (NASDAQ) stock market under the symbol TAYD.

The following quarterly high and low market prices during fiscal years ended May 31, 2006 and 2005 were obtained from NASDAQ.

Fiscal 2006

Fiscal 2005

	High	Low	High	Low
First Quarter	3.750	2.630	2.570	2.020
Second Quarter	4.680	2.838	2.900	2.020
Third Quarter	6.200	3.080	9.190	2.200
Fourth Quarter	8.250	5.000	6.440	2.560

As of May 31, 2006, the number of issued and outstanding shares was 3,142,922 and the approximate number of record holders of the Company's Common Stock was 892.  Due to a substantial number of shares of the Company's Common Stock held in street name, the Company believes that the total number of beneficial owners of its Common Stock exceeds 2,000.  No cash or stock dividends have been declared during the fiscal year ended May 31, 2006.

Taylor Devices, Inc. is an electronic filer.  The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding its issuers that file electronically with the SEC (http://www.sec.gov).

Notice of Annual Meeting

The annual meeting of the shareholders of the Company will be held on Friday, November 10, 2006 at 10:00 a.m.  This year's meeting will be held at the Holiday Inn, 1881 Niagara Falls Boulevard, Amherst, New York.  Shareholders desiring accommodations may call the Holiday Inn at 716-691-8181.

Board of Directors and Executive Officers

DOUGLAS P. TAYLOR
Board Member and President
Taylor Devices, Inc.

Mr. Taylor holds a B.S. degree in Mechanical Engineering from the State University of New York at Buffalo, awarded in 1971.  He has been employed by Taylor Devices, Inc. since 1971, and was appointed President in April 1991.  Mr. Taylor is also President of Tayco Developments, Inc., an affiliate of Taylor Devices, where he has been employed since 1966.  He is inventor or co-inventor on 29 U.S. patents in the fields of energy management, hydraulics and shock isolation.

Mr. Taylor is widely published within the shock and vibration community.  His technical papers have been published by the American Society of Civil Engineers, the Applied Technology Council, the Association of Iron and Steel Engineers, the Journal of Shock and Vibration, the National Fluid Power Foundation, the National Science Foundation, the New York State Science and Technology Foundation, the Shock and Vibration Symposium, the Society of Automotive Engineers, the U.S. Air Force and the U.S. Marine Corps.   Since 1988, Mr. Taylor has hosted internship programs for engineering students, affiliated as an industrial sponsor with the State University of New York at Buffalo, the Erie County State of New York Board of Co-operative Educational Services, and the North Tonawanda, New York Public School System.

Since 1991, Mr. Taylor has participated in research projects in the field of earthquake protection, in association with the University at Buffalo's Civil, Structural and Environmental Engineering Department and the Multidisciplinary Center for Earthquake Engineering Research.  As a result of this research, military technology from the Cold War era is now being used worldwide for seismic and high wind protection of commercial building and bridge structures.

In 1994, Mr. Taylor was named to the American Society of Civil Engineers' Subcommittee on the Seismic Performance of Bridges.  In 1998, Mr. Taylor was appointed to an Oversight Committee of the U.S. Department of Commerce, developing guidelines for the implementation of damping technology into buildings and other structures, as part of the U.S. National Earthquake Hazard Reduction Program.  In 1998, Mr. Taylor was awarded the Franklin and Jefferson Medal for his commercialization of defense technology developed under the U.S. Government's Small Business Innovation Research Program.   In 1999, Mr. Taylor was awarded the Clifford C. Furnas Memorial Award by the Alumni Association of the University at Buffalo for his accomplishments in the field of engineering. In 2006, Mr. Taylor was named to the American Society of Civil Engineers' Blast Protection of Buildings Standards Committee.  In 2006, Mr. Taylor was the recipient of the Dean's Award for Engineering Achievement by the School of Engineering and Applied Sciences at the State University of New York at Buffalo.  Mr. Taylor is also a founding member of the International Association on Structural Control.

RICHARD G. HILL
Board Member and Vice President
Taylor Devices, Inc.

Mr. Hill holds a B.S. degree in Electrical Engineering from the Rochester Institute of Technology, awarded in 1973.  In November 1991, Mr. Hill was appointed Vice President of Taylor Devices, Inc. by the Board of Directors.  He had been employed previously by Taylor Devices, Inc. since 1978 as Vice President of Production.  In addition, he has held key project management positions with the Company on major aerospace and defense contracts.  In April of 1991, Mr. Hill was appointed to the Board of Directors of Taylor Devices, Inc.  From 1973 to 1978, Mr. Hill was employed by the Alliance Tool and Die Company of Rochester, New York as a Project Leader and Design Engineer.  From 1970 to 1973, he was employed by the same firm as an Engineer in Training, through a co-op program with the Rochester Institute of Technology.

Mr. Hill has served on the Founding Board of Directors of the Center for Competitiveness of the Niagara Region and the Advisory Board to The Center for Industrial Effectiveness.  Mr. Hill also served as Chairman for the Manufacturers Council of the Buffalo Niagara Partnership, and also served on the State University of New York at Buffalo's UB Business Alliance Advisory Board, as well as holding the seat of Secretary.

REGINALD B. NEWMAN, II
Board Member and Secretary
Taylor Devices, Inc.

Mr. Newman holds a B.S. degree in Business Administration from Northwestern University, awarded in 1959.  He has been employed by NOCO Energy Corp., a diversified distributor and retailer of petroleum and other energy related products, since 1960, attaining the position of Chairman in 1998.  Having retired in late 2002, he remains Non-Executive Chairman.  NOCO Energy Corp., founded by Mr. Newman's father in 1933, currently employs more than 700 with operations in five northeastern States and two Canadian Provinces.  Present NOCO operations range from petroleum terminalling to gasoline retailing to development of renewable energy sources.

From 1959 to 1960, Mr. Newman was employed by the Ford Motor Company of Dearborn, MI in the product planning department.

Mr. Newman is currently a director of the M&T Bank Corporation, the Rand Capital Corporation and the Dunn Tire Corporation.  He is also the Chair of the Board of Trustees of the University of Buffalo Foundation, Inc.

Mr. Newman received the 1997 Executive of the Year, awarded by the State University of New York at Buffalo.  In 1998 Mr. Newman received the Walter P. Cooke Award for Notable and Meritorious Service to the University presented by the University at Buffalo Alumni Association.  He received the President's Medal from U.B. in 2003, as well as their highest honor, the Norton Medal in 2006.  He is a former member of the Buffalo Niagara Partnership and was Chairman from 1996 through 1998.

RANDALL L. CLARK
Board Member
Taylor Devices, Inc.

Mr. Clark holds a B.A. degree from the University of Pennsylvania, and earned his M.B.A. from the Wharton School of Finance and Commerce.  He is and has been the Chairman of the Dunn Tire Corporation of Western New York since 1996.  From 1992 to 1996, Mr. Clark was Executive Vice President and Chief Operating Officer of Pratt & Lambert, until it was bought by Sherwin Williams.

Mr. Clark has been employed in the tire industry for many years.  He was named President of the Dunlop Tire Corporation in 1980, was appointed to the Board of Directors in 1983, and named President and Chief Executive Officer in 1984.  He was one of seven chief executives of operating companies appointed to the Group Management Board of Dunlop Holdings, plc., and was Chairman of the Board and Chief Executive Officer of Dunlop Tire Corporation in North America from 1985 to 1991.

From 1977 to 1980, Mr. Clark was Vice President of Marketing for the Dunlop Tire Division.  From 1973 to 1977, he was employed by Dunlop as Director of Marketing at the company's Buffalo, NY headquarters.  From 1968 to 1973, Mr. Clark was employed by the B.F. Goodrich Company.

Mr. Clark is currently a Director of Computer Task Group, Lifetime Healthcare Companies, Merchants Mutual Insurance Company and HSBC-WNY.  He is the past President of the International Trade Council of Western New York, Chairman of the Buffalo Niagara Enterprise, a Director of the Buffalo Niagara Partnership and the Amherst Industrial Development Agency.  He serves on the Board of Trustees of the American Heart Association, and is past Chairman and a Director of AAA of Western and Central New York.  Mr. Clark was appointed by Governor George Pataki to serve on the Council for the State University of New York at Buffalo.

DONALD B. HOFMAR
Board Member
Taylor Devices, Inc.

Mr. Hofmar holds a B.A. degree from the State University of New York at Buffalo, awarded in 1951.  From 1965 to 2004 he was the President of Bell-Mar, Inc., a senior contractor for the Thomas Publishing Company, publishers of the Thomas Register.

Mr. Hofmar is a member of the Advisory Committee of Niagara Dispensing Technology Inc., is past President of the American Marketing Association and was formerly a Board Member of St. John's Lutheran Home, Gustavus Adolphis Boys' Home, the Glar-Ban Corporation, the William B. Pearce Corporation and Goodspeed Systems, Inc.  He is also the founder of the University of Buffalo Athletic Hall of Fame.  He is a member and past Chairman of the Amherst Board of Ethics.

MARK V. MCDONOUGH
Chief Financial Officer
Taylor Devices, Inc.

Mr. McDonough is a Certified Public Accountant in New York State and holds a BBA degree from Niagara University, awarded in 1982.  He has been with the Company since 2003 and in financial management with various Western New York manufacturing organizations for the prior fourteen years.  His background in international operations, coupled with experience in implementing systems of internal controls, should prove most valuable to the Company as it continues to grow.  From 1986 to 1989, he was an auditor with the Buffalo office of Ernst & Young, LLP.

Mr. McDonough is a member of the New York State Society of Certified Public Accountants and the American Institute of Certified Public Accountants.